Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: 202.383.0262 F: 202.637.3593 OwenPinkerton@eversheds-sutherland.us

December 16, 2022

Via EDGAR

Eric Envall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States Gasoline Fund, LP

Registration Statement on Form S-3

Filed November 8, 2022

File No. 333-268248

Dear Mr. Envall:

On behalf of United States Gasoline Fund, LP (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated December 1, 2022, relating to the above referenced Registration Statement (the “Registration Statement”). The Staff’s comments are set forth below in italics, followed by the Fund’s responses.

Registration Statement on Form S-3 Filed November 8, 2022

Prospectus Summary, page 1

1.	Please prominently discuss the impact of current geopolitical events on the market for gasoline and on UGA. Your discussion should address volatility in prices and trading volume for gasoline, gasoline futures, and in your shares. Please place this discussion in context by quantifying, to the extent information is available, the relative contribution of Russia and Ukraine in the global markets for gasoline, prices of gasoline, the price of your shares, the price of any futures contracts for gasoline, the extent to which these futures markets are experiencing backwardation, and the increased trading volume of gasoline, gasoline futures and your shares as of the most recent practicable date.

Similarly, please revise your risk factors in the section titled “Investment Risk” to describe specific risks of current geopolitical events for the gasoline markets and for UGA and its investments. Also revise to describe the risks relating to the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

December 16, 2022 Page 2

Response: The Fund respectfully advises the Staff that the global commodities markets are influenced by a number of factors, including seasonal supply and demand, inflation, the health of the global economy and geopolitical events. The Fund advises the Staff that it believes that the war between Russia and the Ukraine has impacted certain global commodity markets, including the crude oil market. As a result of this, disclosure responsive to this request is included in the Registration Statement and, more prominently, in the periodic reports that are incorporated by reference into the Registration Statement. Specifically, the prospectus includes risk disclosure related to Russia’s invasion of Ukraine and the impact on global commodity markets. Updates regarding the impact of the war on the crude oil markets, including gasoline, have been included in the quarterly reports on Form 10-Q filed since the war commenced in February 2022. Finally, it is worth noting that while there has been volatility in the crude oil markets during the last year, which has been discussed in the Fund’s periodic reports, the current market price for the Fund is approximately equal to what it was immediately prior to beginning of the war. The most recent quarterly report on Form 10-Q, for example, includes the following disclosures:

Crude Oil Market:

Bullish fundamentals for crude oil prices were in place when Russia invaded Ukraine in February of 2022, causing the United States and other countries and certain international organizations to impose broad-ranging economic sanctions on Russia and certain Russian individuals, banking entities and corporations as a response. As a result of these sanctions, Russian barrels of oil that were intended for export were left stranded, which exacerbated an already limited supply situation. Russian oil producers have had to search for new buyers, while those countries and organizations that have imposed sanctions continue to search for additional sources of crude oil supply, including the 180 million barrels of crude oil that the U.S. announced would be released from the United States Strategic Petroleum Reserve. The war in Ukraine, sanctions and the corresponding disruption in the supply of Russian oil, have resulted in significant volatility in the oil markets, particularly in early March when WTI crude oil briefly rose to over $123.70 per barrel on March 8, 2022 then fell back to $95.04 per barrel on March 16, 2022, before rising and the falling again to end the first quarter of 2022 at $100.28 per barrel. A bullish trend for crude oil emerged from mid-April through early June 2022 when WTI crude oil again topped $120 per barrel before, once again, giving up gains to end the quarter at $105.76. The war in Ukraine and the potential for further supply disruptions and sanctions could lead to further volatility. However, if a resolution to the conflict were to occur, volatility could decrease and prices could decline somewhat in a short period of time. Conversely, crude oil prices may be highly reactive to developments as global buyers and sellers of crude reposition their relationships.

During the third quarter of 2022, crude oil prices declined substantially, in contrast to strong gains during the first half of the year. In August 2022, U.S. production rose to a peak of 12.2 mbd while OPEC production peaked at 29.9 mbd. Despite a recovery in demand and tighter supply (the U.S., Russia, and OPEC have still not returned to pre-pandemic production levels), bearish factors weighed on crude prices during the third quarter, including a record drawdown in the United States Strategic Petroleum Reserve, OPEC supply cuts, consumer responses to inflation, rising interest rates, a strong dollar, and concerns about global economic growth. These factors continue to affect crude prices. Conversely, the ongoing demand recovery for crude oil during a time when supply is lower could lead to higher prices. Supply constraints, worker shortages, infrastructure and manufacturing energy usage, the war in Ukraine, and other geopolitical tensions, are factors that could contribute to another bull market for crude oil. Between competing bullish and bearish factors, crude could stay range bound or could exhibit significant movement up or down over the next few quarters.

The Fund reviews and updates, as needed, disclosure in its periodic reports in order to take into account, for example, geopolitical events. To the extent that Russia’s invasion of Ukraine further impacts the crude oil markets, including the gasoline market, the Fund will consider the most appropriate way to revise its disclosure, whether it be in its periodic reports or as a supplement to the prospectus. The Fund, however, believes that its existing disclosures are materially accurate and address the items noted in the Staff’s comment.

December 16, 2022 Page 3

Exhibits

2.	The fee table indicates that you intend to rely on Securities Act Rule 415(a)(6) to include unsold securities from prior registration statements, file numbers 333-142206 and 333-162717, declared effective on February 22, 2008 and April 30, 2010, respectively. However, it appears that you filed this registration statement more than three years after the initial effective dates of such prior registration statements. To the extent that you intend to rely on Rule 415(a)(6) to include unsold securities from an earlier registration statement that went effective within three years of the filing date of this registration statement, please revise to identify the form type, file number, and initial effective date of the earlier registration statement from which the securities are to be carried forward. Also please quantify the amount of unsold securities being carried forward. Please refer to Instructions to the Calculation of Filing Fee Tables and Related Disclosure on Form S-3 for guidance.

Response: The Fund advises the Staff that, since the Registration Statement registers an unlimited number of shares as permitted by Rule 415(a)(xiii), there is no need to carry forward unsold securities registered in the prior registration statement. However, the Fund has revised the filing fee exhibit to identify the source of the fee offset claims that it intends to utilize as additional securities are issued in the future. Such fee offset claims were carried forward to the most recent registration statement, which was declared effective in April 2021. The revised filing fee exhibit that we intend to file as part of a pre-effective amendment to the Registration Statement is attached to this response letter for your convenience.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383-0262 or Raymond A. Ramirez at (202) 383-0868.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton, a partner

cc:	James M. Cain, Esq.
Raymond A. Ramirez, Esq.
Daphne G. Frydman, Esq.

December 16, 2022 Page 4

Filing Fee Exhibit

Calculation of Filing Fee Table

S-3

(Form Type)

United States Gasoline Fund, LP

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Exchange-Traded Security	United States Gasoline Fund	Rule 457(u)	Indeterminate Amount of Securities	(1)	(1)	(1)	(1)
Carry Forward Securities
	Total Offering Amounts							(1)
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							(1)

(1)	The registration statement covers an indeterminate amount of securities to be offered or sold and the filing fee will be calculated and paid in accordance with Rule 456(d) and Rule 457(u).

December 16, 2022 Page 5

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Security Type Associated with Fee Offset Claimed	Security Title Associated with Fee Offset Claimed	Unsold Securities Associated with Fee Offset Claimed	Unsold Aggregate Offering Amount Associated with Fee Offset Claimed	Fee Paid with Fee Offset Source
Rule 457(p)
Fee Offset Claims	United States Gasoline Fund	S-3	333-162717	October 28, 2009		$103,137.20	Exchange-Traded Vehicle Securities	United States Gasoline Fund	60,950,000	$2,086,928,000
Fee Offset Sources	United States Gasoline Fund	S-3	333-162717	October 28, 2009			Exchange-Traded Vehicle Securities	United States Gasoline Fund	60,950,000	$2,086,928,000	$103,137.20